UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 19, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated February 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 19, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FOURTH QUARTER AND ANNUAL 2014 RESULTS

Highlights

•	Generated distributable cash flow of $50.0 million in the fourth quarter of 2014.

•	Declared fourth quarter 2014 cash distribution of $0.5384 per common unit.

•	In December 2014, awarded a new Brazil FPSO contract commencing in the first half of 2016 and acquired the Petrojarl I FPSO from Teekay Corporation to be upgraded for the project.

•

In December 2014, agreed to acquire the Knarr FPSO unit from Teekay Corporation; the acquisition is expected to be completed in the first quarter of 2015, subject to the unit achieving first oil and commencing its charter contract.

•	In October 2014, agreed to acquire six on-the-water long-distance towing and anchor handling vessels for approximately $220 million.

•	In January 2015, signed charter contract for the Libra FPSO project in Brazil, through the Partnership’s 50/50 joint venture with Odebrecht.

•	Liquidity of approximately $352 million as at December 31, 2014.

Hamilton, Bermuda, February 19, 2015 – Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended December 31, 2014. During the fourth quarter of 2014, the Partnership generated distributable cash flow(1) of $50.0 million, compared to $57.4 million in the same period of the prior year. The decrease in distributable cash flow was primarily due to the expiration of time-charter contracts since the fourth quarter of 2013 relating to three existing shuttle tankers and an increase in interest expense primarily related to the issuance of NOK 1,000 million and $300.0 million of senior unsecured bonds in January 2014 and May 2014, respectively. These factors were partially offset by the delivery of two BG Shuttle Tanker newbuildings in November 2013 and January 2014, an increase in charter rates on the Cidade de Rio das Ostras and the Piranema Spirit FPSO units and the delivery of the Suksan Salamander FSO unit in August 2014.

On January 2, 2015, a cash distribution of $0.5384 per common unit was declared for the quarter ended December 31, 2014. The cash distribution was paid on February 13, 2015 to all unitholders of record on January 15, 2015.

“Since reporting our third quarter results in November, we have continued to secure new growth in the Partnership’s Offshore Production business which will underpin future increases in our distributable cash flows,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “In December, we entered into an agreement to provide an FPSO for the Atlanta field located offshore Brazil and acquired the Petrojarl I FPSO from Teekay Corporation, which will be upgraded prior to the commencement of the charter contract in the first half of 2016. Also in December, the Partnership’s Board of Directors approved the acquisition of the Petrojarl Knarr FPSO from Teekay Corporation, subject to the unit achieving first oil, which is expected to commence its charter contract during the first quarter of 2015. As previously communicated, we remain committed to increasing the Partnership’s cash distribution soon after the Petrojarl Knarr has been acquired.”

“Despite the recent headwinds in the global energy markets, the Partnership’s diversified portfolio of medium-term fixed-rate contracts with strong counterparties continues to generate a stable stream of cash flows which are not linked to global oil prices,” Mr. Evensen continued. “Teekay Offshore’s business activities are almost exclusively focused on the more stable production related elements of the offshore oil supply chain and our assets are critical to our customers’ ability to generate revenue. Although the recent volatility in global oil prices may result in the near-term delay of certain new projects, the long-term fundamentals in the deep water offshore energy sector remain strong. With over $3.6 billion of committed capital projects delivering over the next three years, Teekay Offshore is well-positioned for near-term growth.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Summary of Recent Events

Awarded New FPSO Contract for the Petrojarl I FPSO

In December 2014, Teekay Offshore entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) to provide a floating production, storage and offloading (FPSO) unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the QGEP contract, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million and the unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for a fully built-up cost of approximately $235 million, including the cost of acquiring the Petrojarl I. The unit is scheduled to commence operations in the first half of 2016 under a five-year fixed-rate charter contract with QGEP. The FPSO will be used as an early production system unit on the Atlanta field which is located 185 kilometers offshore from the Brazil coast at a water depth of approximately 1,550 meters and contains an estimated 260 million recoverable barrels of oil equivalent.

Libra FPSO Project

In January 2015, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), finalized the contract with Petroleo Brasileiro SA (Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit converted from the Partnership’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project is currently underway at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

Acquisition of Towage Vessels

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning (DP) capabilities. The Partnership expects to take delivery of the six vessels during the first half of 2015. Including these vessels and ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of February 1, 2015.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates		Total
Shuttle Tanker Segment	31	(i)(ii)	2	—		1	(iii)	34
FPSO Segment	5	(iv)	—	2	(v)	—		7
FSO Segment	6		—	—		—		6
Conventional Tanker Segment	4		—	—		—		4
Towage Segment	6	(vi)	—	4	(vii)	—		10
Floating Accommodation Segment	—		—	3	(viii)	—		3

Total	52		2	9		1		64

(i)

Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and two shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67-percent owned shuttle tankers, the Randgrid, will commence its conversion to a floating storage and offtake (FSO) unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires during the second quarter of 2015.

(ii)	Includes one HiLoad DP unit.
(iii)	Consists of one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Consists of the Libra FPSO and the Petrojarl I FPSO conversion/upgrade projects.
(vi)	Consists of six towing and anchor handling vessels which the Partnership has agreed to acquire and are scheduled to deliver during the first half of 2015.
(vii)	Consists of four long-haul towing and anchor handling vessel newbuildings scheduled to deliver in 2016.
(viii)	Consists of three floating accommodation unit (FAU) newbuildings scheduled to deliver between the first quarter of 2015 and the fourth quarter of 2016.

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Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with its initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interests in certain shuttle tankers, FSO units and FPSO units that Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Offshore Production

FPSO Units

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (Knarr), which arrived in Norway in mid-September 2014 following delivery from the shipyard. Following field installation and testing, which is expected to be completed in the first quarter of 2015, the unit will commence its ten-year time-charter contract with BG. In December 2014, the Partnership’s Board of Directors approved the acquisition of the Knarr FPSO unit from Teekay Corporation, subject to the unit achieving first oil and commencing its charter contract. The purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.2 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and up to $400 million of short-term vendor financing from Teekay Corporation. The Partnership expects to complete the acquisition of the Knarr and commence its charter with BG during the first quarter of 2015.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit and the Petrojarl Banff, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO and the new Libra FPSO project.

Offshore Logistics

Shuttle Tankers (including HiLoad DP Units)

In September 2013, the Partnership acquired a 2010-built HiLoad DP unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. In late-December 2014, Petrobras notified the Partnership that the HiLoad DP unit Teekay Offshore anticipated Petrobras would charter had not met certain test criteria required by Petrobras to commence Brazilian offshore operations. The Partnership continues to believe in the application of HiLoad technology for safe and economical offshore loading operations and is currently pursuing various alternatives. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to undertake a front-end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and capability to maneuver vessels larger than Suezmax conventional tankers. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora.

FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The Partnership will acquire full ownership of the vessel prior to its conversion. The FSO

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conversion project is expected to cost approximately $280 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.

Floating Accommodation Units

In August 2014, the Partnership acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding FAUs, based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China for a total cost of approximately $560 million. Prior to being acquired by the Partnership, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. The Partnership expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first quarter of 2016 and the fourth quarter of 2016. In addition, the Partnership currently holds options to order up to an additional five FAUs from the COSCO shipyard.

Towage Vessels

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. As part of the transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with DP capabilities, for a fully built-up cost of approximately $260 million. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units and are scheduled to deliver during 2016.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $40.1 million for the quarter ended December 31, 2014, compared to $33.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $63.4 million and increasing net income by $7.6 million for the quarters ended December 31, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, a net loss attributable to the partners of $23.3 million for the fourth quarter of 2014, compared to net income attributable to the partners of $41.3 million in the same period of the prior year. Net revenues(2) increased to $236.3 million for the fourth quarter of 2014, compared to $231.5 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) of $123.8 million for the year ended December 31, 2014, compared to $72.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $116.7 million and increasing net income by $20.5 million for the years ended December 31, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $7.2 million for the year ended December 31, 2014, compared to $93.2 million in the same period of the prior year. Net revenues(2) increased to $907.0 million for the year ended December 31, 2014, compared to $827.1 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months and year ended December 31, 2014 increased from the same periods in the prior year mainly due to the acquisitions of the Voyageur Spirit FPSO unit and a 50 percent interest in the Cidade de Itajai FPSO unit in the second quarter of 2013, the commencement of the time-charters with a subsidiary of BG Group plc for four newbuilding shuttle tankers (the BG Shuttle Tankers) in June, August, November 2013 and January 2014, the delivery of the Suksan Salamander FSO unit in August 2014, an increase in charter rates for the Cidade de Rio das Ostras FPSO unit resulting from contract indexation increase and an increase from the Piranema Spirit FPSO unit related to the produced water treatment plant installed in 2014. These increases were partially offset by the sale or lay-up of four older shuttle and conventional tankers during 2013 and 2014 as their related charter contracts expired or terminated. For the year ended December 31, 2014 and the three months and year ended December 31, 2013, indemnification payments of $3.5 million, $4.9 million and $34.9 million, respectively, were received from Teekay Corporation related to the Voyageur Spirit FPSO off-hire, which were not included in adjusted net income but instead were accounted for as an equity adjustment.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four operating segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment and the Conventional Tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended December 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	119,411	94,595	14,830	7,417	236,253
Vessel operating expenses	(40,386)	(35,211)	(7,275)	(1,422)	(84,294)
Time-charter hire expense	(7,618)	—	—	—	(7,618)
Depreciation and amortization	(28,300)	(18,629)	(3,059)	(1,844)	(51,832)

CFVO from consolidated vessels(2)	59,948	47,439	7,453	5,498	120,338
CFVO from equity accounted vessel(3)	—	5,133	—	—	5,133
Total CFVO(2)(3)	59,948	52,572	7,453	5,498	125,471

	Three Months Ended December 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	121,027	88,079	14,641	7,734	231,481
Vessel operating expenses	(41,287)	(40,268)	(8,566)	(1,129)	(91,250)
Time-charter hire expense	(13,670)	—	—	—	(13,670)
Depreciation and amortization	(30,423)	(18,074)	(2,117)	(1,697)	(52,311)

CFVO from consolidated vessels(2)	60,864	39,750	6,020	6,205	112,839
CFVO from equity accounted vessel(3)	—	6,644	—	—	6,644
Total CFVO(2)(3)	60,864	46,394	6,020	6,205	119,483

(1)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense and amortization of in-process revenue contracts and deferred gains, and includes the realized gains (losses) on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(3)

CFVO from equity accounted vessel represents the Partnership’s 50 percent share of CFVO from the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessel (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment of $59.9 million in the fourth quarter of 2014 were consistent with $60.9 million generated for the same period of the prior year. Expiration of time-charter out contracts for three existing shuttle tankers since the fourth quarter of 2013 were offset by the delivery of two BG Shuttle Tanker newbuildings and commencement of their respective time-charters in November 2013 and January 2014.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including one equity-accounted FPSO unit, increased to $52.6 million for the fourth quarter of 2014 compared to $46.4 million for the same period of the prior year, primarily due to an increase in charter rates for the Cidade de Rio das Ostras FPSO unit relating to an indexation of rates and the Piranema Spirit FPSO unit related to the completion of an on-board produced water treatment plant. Cash received from Teekay Corporation in relation to the Voyageur Spirit indemnification of $4.9 million during the three months ended December 31, 2013 was not included as part of cash flow from vessel operations, but was instead accounted for as an equity adjustment.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $7.5 million in the fourth quarter of 2014 compared to $6.0 million for the same period of the prior year, primarily due to the delivery of the Suksan Salamander FSO in August 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $5.5 million in the fourth quarter of 2014 compared to $6.2 million for the same period of the prior year, primarily due to a decrease in charter rates on two of the Partnership’s vessels.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. As at December 31, 2014, the Partnership sold an aggregate of 296,858 common units under the COP, generating proceeds of approximately $10.0 million (including the Partnership’s general partner’s two percent proportionate capital contribution and net of offering costs). The Partnership did not sell any common units under the COP during the fourth quarter of 2014.

During the fourth quarter of 2014, the Partnership issued 6,704,888 common units to a group of institutional investors, generating net proceeds of $178.5 million (including the general partner’s two percent proportionate capital contribution). The net proceeds from the issuance of these common units will be used for general partnership purposes, which may include funding vessel conversion projects and finance newbuilding FAUs and towage vessels.

As of December 31, 2014, the Partnership had total liquidity of $351.7 million, which consisted of $252.1 million in cash and cash equivalents and $99.6 million in undrawn revolving credit facilities.

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Conference Call

The Partnership plans to host a conference call on Friday, February 20, 2015 at noon (ET) to discuss the results for the fourth quarter and fiscal year of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-499-4035 or 416-204-9269, if outside North America, and quoting conference ID code 2592288.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2014 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, March 6, 2015. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 2592288.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage services and floating accommodation to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 33 shuttle tankers (including two chartered-in vessels and one vessel currently in lay up as a candidate for conversion to an offshore unit), seven floating production storage and offloading (FPSO) units (including two committed FPSO conversion/upgrade units), six floating storage and offtake (FSO) units (excluding one committed FSO conversion unit), one HiLoad Dynamic Positioning (DP) unit, ten long-haul towing and anchor handling vessels (including six vessels Teekay Offshore has agreed to acquire and four newbuildings), three floating accommodation unit newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE: TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	260,461	258,442	260,654	1,019,539	930,739

Voyage expenses	(24,208)	(28,622)	(29,173)	(112,540)	(103,643)
Vessel operating expenses	(84,294)	(91,638)	(91,250)	(352,209)	(344,128)
Time-charter hire expense	(7,618)	(7,085)	(13,670)	(31,090)	(56,682)
Depreciation and amortization	(51,832)	(49,759)	(52,311)	(198,553)	(199,006)
General and administrative	(20,575)	(14,038)	(11,066)	(67,516)	(44,473)
Gain on sale and (write-down) of vessels(2)	3,121	(4,759)	(19,280)	(1,638)	(76,782)
Restructuring (charge) recovery(3)	—	—	(104)	225	(2,607)

Income from vessel operations	75,055	62,541	43,800	256,218	103,418

Interest expense	(24,982)	(22,911)	(18,403)	(88,381)	(62,855)
Interest income	207	145	434	719	2,561
Realized and unrealized (losses) gains on derivative instruments(4)	(59,495)	(9,432)	9,948	(143,703)	34,820
Equity income	1,764	2,486	3,934	10,341	6,731
Foreign currency exchange loss(5)	(11,590)	(939)	(2,465)	(16,140)	(5,278)
Loss on bond repurchase(6)	—	—	—	—	(1,759)
Other income (expense) – net	597	(278)	260	781	1,144

(Loss) income from continuing operations before income tax expense	(18,444)	31,612	37,508	19,835	78,782
Income tax recovery (expense)	734	(1,468)	(1,896)	(2,179)	(2,225)

Net (loss) income from continuing operations	(17,710)	30,144	35,612	17,656	76,557
Net loss from discontinued operations(7)	—	—	—	—	(4,642)

Net (loss) income	(17,710)	30,144	35,612	17,656	71,915

Non-controlling interests in net (loss) income	5,547	1,623	(5,657)	10,503	(19,089)
Dropdown Predecessor’s interest in net income(1)	—	—	—	—	(2,225)
Preferred unitholders’ interest in net (loss) income	2,719	2,719	2,719	10,875	7,250
General Partner’s interest in net (loss) income	3,643	4,376	4,621	15,658	13,674
Limited partners’ interest in net (loss) income	(29,619)	21,426	33,929	(19,380)	72,305
Weighted-average number of common units:
– basic	88,159,388	85,681,495	83,949,362	86,212,290	82,634,000
– diluted	88,159,388	85,717,631	83,981,522	86,212,290	82,659,179
Total number of common units outstanding at end of period	92,386,383	85,681,495	85,452,079	92,386,383	85,452,079

(1)

Results for the Voyageur Spirit FPSO unit for the period beginning April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in Dropdown Predecessor.

(2)

Gain on sale and (write-down) of vessels for the three months and year ended December 31, 2014 includes a gain on the sale of a 1995-built shuttle tanker, the Navion Norvegia, to a joint venture held between the Partnership and a joint venture partner. The year ended December 31, 2014 also includes the impairment of one of the Partnership’s 1990s-built shuttle tankers to its estimated fair value. The write-down was the result of the pending expiration of the current contract for this vessel in early-2015.

Gain on sale and (write-down) of vessels for the year ended December 31, 2013 includes the impairment of six 1990s-built shuttle tankers to their estimated fair value. The quarter ended December 31, 2013 includes the impairment of two shuttle tankers which the Partnership owns through a 67 percent-owned subsidiary. The write-downs were the result of a cancellation of a contract renewal and expected sale of an aging vessel. The year ended December 31, 2013 also includes the impairment of four shuttle tankers, including the impairment of $37.2 million for two shuttle tankers which the Partnership owns through a 50 percent-owned consolidated subsidiary. The write-downs were the result of the re-contracting of one of the vessels at lower than expected rates during the third quarter of 2013, the cancellation of a short-term contract in September 2013 and a change in expectations for the contract renewal of two shuttle tankers, one operating in Brazil, and the other in the North Sea.

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(3)

Restructuring charges for the year ended December 31, 2014 includes a $0.8 million reimbursement relating to the reorganization of the Partnership’s shuttle tanker marine operations, which were completed during 2013. In addition, restructuring charges for the year ended December 31, 2014 includes $0.6 million in charges relating the reflagging of one shuttle tanker. Restructuring charges for the three months and year ended December 31, 2013 relate to the reflagging of one shuttle tanker. In addition, restructuring charges for the year ended December 31, 2013 relate to the reorganization of the Partnership’s shuttle tanker and conventional tanker marine operations.

(4)

Realized losses on derivative instruments relate to amounts the Partnership actually paid or received to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Realized losses relating to:
Interest rate swaps	(13,729)	(13,799)	(15,018)	(55,588)	(63,050)
Foreign currency forward contracts	(1,331)	(278)	(253)	(1,912)	(824)
Interest rate swap termination	—	—	—	—	(31,798)

	(15,060)	(14,077)	(15,271)	(57,500)	(95,672)

Unrealized (losses) gains relating to:
Interest rate swaps	(35,625)	6,940	25,073	(75,777)	101,690
Foreign currency forward contracts	(8,810)	(2,295)	146	(10,426)	(2,996)
Interest rate swap termination	—	—	—	—	31,798

	(44,435)	4,645	25,219	(86,203)	130,492

Total realized and unrealized (losses) gains on derivative instruments	(59,495)	(9,432)	9,948	(143,703)	34,820

(5)

Foreign currency exchange losses include realized (losses) gains relating to the amounts the Partnership (paid) received to settle its non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 that matured in the fourth quarter of 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million of unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million of unsecured bonds in 2014 maturing in 2019. Foreign exchange losses also include unrealized losses relating to the change in fair value of such derivative instruments, partially offset by unrealized gains on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Realized (losses) gains on cross-currency swaps	(1,473)	(497)	210	(1,992)	1,563
Realized gain on partial termination of cross-currency swap	—	—	—	—	6,800
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	—	—	(6,573)
Unrealized losses on cross-currency swaps	(68,455)	(18,806)	(4,534)	(93,953)	(38,596)
Unrealized gains on revaluation of NOK bonds	62,127	21,561	2,983	85,989	38,009

(6)	Loss on bond repurchase for the year ended December 31, 2013 relates to the repurchase in the first quarter of 2013 of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium.
(7)

Results for three conventional tankers (Leyte Spirit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2013, have been included in net loss from discontinued operations for the period presented.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2014	As at September 30, 2014	As at December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	252,138	224,566	219,126
Restricted cash – current	4,704	—	—
Accounts receivable	103,665	129,638	176,265
Vessel held for sale	—	6,758	—
Net investments in direct financing leases – current	4,987	5,777	5,104
Prepaid expenses	30,211	34,968	31,675
Due from affiliates	44,225	53,572	15,202
Current portion of derivative instruments	—	17	500
Advances to joint venture	5,225	—	—
Other current assets	4,626	5,097	3,051

Total current assets	449,781	460,393	450,923

Restricted cash – long-term	42,056	—	—
Vessels and equipment
At cost, less accumulated depreciation	2,966,104	2,942,497	3,059,770
Advances on newbuilding contracts and conversion costs	217,361	152,919	29,812
Net investments in direct financing leases	17,471	72,050	22,463
Investment in equity accounted joint ventures	54,955	59,793	52,120
Derivative instruments	4,660	7,926	10,323
Deferred tax asset	5,959	6,686	7,854
Other assets	51,362	52,419	35,272
Intangible assets – net	6,410	7,417	10,436
Goodwill	129,145	129,145	127,113

Total assets	3,945,264	3,891,245	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	15,064	22,630	15,753
Accrued liabilities	68,013	122,498	138,156
Deferred revenues	25,669	19,597	29,075
Due to affiliates	108,941	46,709	121,864
Current portion of derivative instruments	85,318	63,106	47,944
Current portion of long-term debt	258,014	376,025	806,009
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	573,763	663,309	1,171,545

Long-term debt	2,178,009	2,211,618	1,562,967
Derivative instruments	257,754	170,359	121,135
In-process revenue contracts	75,805	79,017	88,550
Other long-term liabilities	44,238	41,840	23,984

Total liabilities	3,129,569	3,166,143	2,968,181

Redeemable non-controlling interest Equity	12,842	17,286	16,564
Limited partners – common units (92.4 million and 85.5 million units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	589,165	499,155	621,002
Limited partners – preferred units (6.0 million units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	144,800	144,800	144,800
General Partner	21,038	18,891	21,242

Partners’ equity	755,003	662,846	787,044

Non-controlling interests	47,850	44,970	34,297

Total equity	802,853	707,816	821,341

Total liabilities and total equity	3,945,264	3,891,245	3,806,086

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2014	December 31, 2013(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	17,656	71,915
Non-cash items:
Unrealized loss (gain) on derivative instruments	180,156	(91,837)
Equity income, net of dividends received of $16,803 (2013 – $nil)	6,462	(6,731)
Depreciation and amortization	198,553	200,242
Net write-down of vessels	1,638	95,247
Deferred income tax expense	889	2,150
Amortization of in-process revenue contracts	(12,744)	(12,744)
Foreign currency exchange gain and other	(85,995)	(35,522)
Change in non-cash working capital items related to operating activities	(110,208)	51,999
Expenditures for dry docking	(36,221)	(19,332)

Net operating cash flow	160,186	255,387

FINANCING ACTIVITIES
Proceeds from long-term debt	1,350,096	1,140,237
Scheduled repayments of long-term debt	(804,704)	(266,874)
Prepayments of long-term debt	(418,625)	(466,781)
Debt issuance costs	(15,555)	(14,797)
Purchase of Voyageur LLC from Teekay Corporation	6,181	(234,125)
Equity contribution from joint venture partner	27,267	4,750
Proceeds from issuance of common units	186,353	119,588
Proceeds from issuance of preferred units	—	150,000
Expenses relating to equity offerings	(228)	(5,837)
Advance to joint venture	(5,225)	—
Increase in restricted cash	(46,760)	—
Cash distributions paid by the Partnership	(214,656)	(192,142)
Cash distributions paid by subsidiaries to non-controlling interests	(27,939)	(7,750)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	5,596
Other	974	—

Net financing cash flow	37,179	231,865

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(172,169)	(455,578)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million)	—	(52,520)
Proceeds from sale of vessels and equipment	13,364	27,986
Investments in equity accounted joint ventures	(12,413)	—
Direct financing lease payments received	5,097	5,647
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	(2,322)	—
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million)	4,090	—

Net investing cash flow	(164,353)	(474,465)

Increase in cash and cash equivalents	33,012	12,787
Cash and cash equivalents, beginning of the year	219,126	206,339

Cash and cash equivalents, end of the year	252,138	219,126

(1)

In accordance with GAAP, the Consolidated Statement of Cash Flows for the year ended December 31, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit for the period from April 13, 2013 to May 2, 2013 (or the Dropdown Predecessor), when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(17,710)	35,612	17,656	71,915
Adjustments:
Net (income) loss attributable to non-controlling interests	(5,547)	5,657	(10,503)	19,089
Net loss attributable to Dropdown Predecessor	—	—	—	2,225

Net (loss) income attributable to the partners	(23,257)	41,269	7,153	93,229
Add (subtract) specific items affecting net (loss) income:
Foreign currency exchange losses(1)	10,117	2,675	14,148	6,572
Unrealized losses (gains) on derivative instruments(2)	45,147	(26,397)	86,615	(128,809)
Acquisition, restructuring charges and other(3)	8,833	633	10,812	4,513
(Gain on sale) and write-down of vessels(4)	(3,121)	19,280	1,638	76,782
Realized loss on early swap termination(5)	—	—	—	31,798
Deferred income tax expense relating to Norwegian tax structure(6)	—	2,297	—	2,297
Loss on bond repurchase(7)	—	—	—	1,759
Components of discontinued operations(8)	—	—	—	7,184
Realized losses on foreign currency forward contracts(9)	—	—	—	783
Non-controlling interests’ share of items above(10)	2,387	(6,074)	3,480	(23,349)

Total adjustments	63,363	(7,586)	116,693	(20,470)

Adjusted net income attributable to the partners(11)	40,106	33,683	123,846	72,759

(1)

Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian Kroner bonds and excludes the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.

(2)

Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.

(3)

Other items for the three months and year ended December 31, 2014 include $4.7 million of mobilization costs related to the HiLoad DP unit and fees of $2.1 million paid to Teekay Corporation associated with the Partnership’s acquisition of the Petrojarl I FPSO unit. Other items for the three months and year ended December 31, 2014 also include a $2.0 million and $1.4 million charge, respectively, related to pension adjustments. Other items for the year ended December 31, 2014 also include fees of $2.6 million associated with the Partnership’s acquisition of ALP. Other items for the three months and year ended December 31, 2013 include restructuring charges relating to the reflagging of one shuttle tanker, a current income tax recovery for past Norwegian taxes paid and a one-time pension cost adjustment related to the increased value of future benefits for seafarers employed on an FSO unit. Other items for the year ended December 31, 2013 also include a one-time business development fee paid to Teekay Corporation relating to the purchase of the HiLoad DP unit, restructuring charges relating to the reorganization of the Partnership’s shuttle tanker and conventional tanker marine operations and foreign exchange losses resulting from hedging ineffectiveness and certain unrealized expenses relating to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker.

(4)	Please refer to footnote (2) of the summary consolidated statements of (loss) income.
(5)	Reflects the realized loss on the early termination of an interest rate swap in the third quarter of 2013.

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(6)	Deferred income tax expense for the three months and year ended December 31, 2013 relates to the write-down of deferred income tax asset for one of the Partnership’s Norwegian tax structures.
(7)

Loss on bond repurchase for the year ended December 31, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s then existing NOK 600 million bond issue at a premium in the first quarter of 2013.

(8)

Related to components of net loss from discontinued operations. The results for the year ended December 31, 2013 include a gain on sale of the Gotland Spirit and the termination fees received from Teekay Corporation upon cancellation of the Poul Spirit and the Gotland Spirit time-charter contracts, partially offset by the write downs of the Poul Spirit and the Gotland Spirit to their estimated fair value in conjunction with the termination of their charter contracts and the loss on sale of the Poul Spirit.

(9)	Reflects the realized losses on foreign currency forward contracts entered into for the purchase of the HiLoad DP unit from Remora AS that are not designated as hedges for accounting purposes.
(10)

Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

(11)

Adjusted net income attributable to the partners excludes indemnification payments from Teekay Corporation relating to the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO, which for the year ended December 31, 2014 was $3.5 million and for the three months and year ended December 31, 2013 was $4.9 million and $34.9 million, respectively.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, gain on sale and write-down of vessels, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarters ended December 31, 2014 and December 31, 2013, respectively.

	Three Months Ended
	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
Net (loss) income	(17,710)	35,612

Add (subtract):
Depreciation and amortization	51,832	52,311
Unrealized losses (gains) on derivative instruments(1)	44,435	(25,219)
Distributions relating to equity financing of newbuildings and conversion costs	2,824	2,914
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures(2)	2,525	3,740
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO(3)	—	4,911
Equity income from joint venture	(1,764)	(3,934)
Distributions relating to preferred units	(2,719)	(2,719)
(Gain on sale) and write-down of vessels	(3,121)	19,280
Estimated maintenance capital expenditures(2)	(28,240)	(27,812)
Foreign currency exchange and other, net	8,560	2,969

Distributable Cash Flow before Non-Controlling Interests	56,622	62,053
Non-controlling interests’ share of DCF	(6,667)	(4,650)

Distributable Cash Flow	49,955	57,403

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
(2)

Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended December 31, 2014 and 2013 were $1.0 million and $1.0 million, respectively.

(3)

Indemnification payments from Teekay Corporation for the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO are effectively treated as a reduction to estimated maintenance capital expenditures in the fourth quarter of 2013, since the indemnification payments are effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO. Estimated maintenance capital expenditures excludes the estimated maintenance capital expenditures of the equity accounted joint venture, which are deducted from the equity accounted joint venture’s distributable cash flow.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage (expenses) recoveries, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	142,219	94,595	15,120	8,527	260,461
Voyage expenses	(22,808)	—	(290)	(1,110)	(24,208)

Net revenues	119,411	94,595	14,830	7,417	236,253

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	148,893	88,079	14,672	9,010	260,654
Voyage expenses	(27,866)	—	(31)	(1,276)	(29,173)

Net revenues	121,027	88,079	14,641	7,734	231,481

	Year Ended December 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	577,587	354,518	53,868	33,566	1,019,539
Voyage expenses	(105,667)	—	(1,500)	(5,373)	(112,540)

Net revenues	471,920	354,518	52,368	28,193	906,999

	Year Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	552,019	284,932	59,016	34,772	930,739
Voyage (expenses) recoveries	(99,543)	—	432	(4,532)	(103,643)

Net revenues	452,476	284,932	59,448	30,240	827,096

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended December 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	119,411	94,595	14,830	7,417	236,253
Vessel operating expenses	(40,386)	(35,211)	(7,275)	(1,422)	(84,294)
Time-charter hire expense	(7,618)	—	—	—	(7,618)
Depreciation and amortization	(28,300)	(18,629)	(3,059)	(1,844)	(51,832)
General and administrative	(10,345)	(8,516)	(1,217)	(497)	(20,575)
Gain on sale of vessel	3,121	—	—	—	3,121

Income from vessel operations	35,883	32,239	3,279	3,654	75,055

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	121,027	88,079	14,641	7,734	231,481
Vessel operating expenses	(41,287)	(40,268)	(8,566)	(1,129)	(91,250)
Time-charter hire expense	(13,670)	—	—	—	(13,670)
Depreciation and amortization	(30,423)	(18,074)	(2,117)	(1,697)	(52,311)
General and administrative	(4,849)	(4,849)	(968)	(400)	(11,066)
Write-down of vessels	(19,280)	—	—	—	(19,280)
Restructuring charge	(104)	—	—	—	(104)

Income from vessel operations	11,414	24,888	2,990	4,508	43,800

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, gain on vessel sale, write-down of vessels and amortization of deferred gains, and includes the realized losses on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	35,883	32,239	3,279	3,654	75,055
Depreciation and amortization	28,300	18,629	3,059	1,844	51,832
Realized losses from the settlements of non-designated foreign exchange forward contracts	(1,114)	(217)	—	—	(1,331)
Amortization of non-cash portion of revenue contracts	—	(3,212)	—	—	(3,212)
Gain on sale of vessel	(3,121)	—	—	—	(3,121)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,054)	—	(1,054)
Falcon Spirit cash flow from time-charter contracts	—	—	2,169	—	2,169

Cash flow from vessel operations from consolidated vessels	59,948	47,439	7,453	5,498	120,338

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	11,414	24,888	2,990	4,508	43,800
Depreciation and amortization	30,423	18,074	2,117	1,697	52,311
Realized losses from the settlements of non-designated foreign exchange forward contracts	(253)	—	—	—	(253)
Amortization of non-cash portion of revenue contracts	—	(3,212)	—	—	(3,212)
Write-down of vessels	19,280	—	—	—	19,280
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,239)	—	(1,239)
Falcon Spirit cash flow from time-charter contracts	—	—	2,152	—	2,152

Cash flow from vessel operations from consolidated vessels	60,864	39,750	6,020	6,205	112,839

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014		Three Months Ended December 31, 2013
	(unaudited)		(unaudited)
	At 100%	Partnership’s 50%	At 100%	Partnership’s 50%
Voyage revenues	19,166	9,583	19,033	9,517
Vessel and other operating expenses	(9,018)	(4,509)	(6,283)	(3,142)
Depreciation and amortization	(2,226)	(1,113)	(4,062)	(2,031)
General and administrative	118	59	537	269

Income from vessel operations of equity accounted vessel	8,040	4,020	9,225	4,613

Net interest expense	(1,884)	(942)	(2,281)	(1,141)
Realized and unrealized (losses) gains on derivative instruments	(2,746)	(1,373)	924	462

Total other items	(4,630)	(2,315)	(1,357)	(679)

Net income / equity income of equity accounted vessel before income tax expense	3,410	1,705	7,868	3,934
Income tax recovery	118	59	—	—

Net income / equity income of equity accounted vessel	3,528	1,764	7,868	3,934

Income from vessel operations	8,040	4,020	9,225	4,613
Depreciation and amortization	2,226	1,113	4,062	2,031

Cash flow from vessel operations from equity accounted vessel	10,266	5,133	13,287	6,644

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the impact of low global oil prices on near-term offshore projects; the long-term offshore energy sector fundamentals, including the impact on the Partnership’s future growth; the Partnership’s growth projects, including new organic offshore projects and future acquisitions, and the impact of these projects on the Partnership’s future distributable cash flows; the timing of newbuilding, conversion and upgrade vessel or offshore unit deliveries and commencement of their respective time-charter contracts; the Partnership’s acquisition of future HiLoad projects and potential for improved features of new HiLoad DP vessel designs; the future application of the HiLoad technology, including securing a contract for the completed HiLoad DP unit; the estimated reserves on the Atlanta field; the timing and purchase price of the Partnership’s acquisition of six towing and anchor handling vessels; the timing and certainty of entering into charter contracts for the FAU newbuildings prior to their deliveries; the estimated cost of building, converting or upgrading vessels or offshore units; the Partnership’s acquisition of the Petrojarl Knarr FPSO, including the purchase price, the timing of completion of field installation and testing and contract start-up for this FPSO unit, the timing of the Partnership completing the acquisition, and the consideration for the acquisition; the timing and amount of the expected increase in the Partnership’s cash distributions after the acquisition of the Petrojarl Knarr FPSO; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; failure by the Partnership to secure charter contracts for FAU newbuildings; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; the inability to successfully secure a contract for the HiLoad DP unit; inability of Remora to develop innovations for future HiLoad DP unit designs; failure of the Partnership to receive offers for additional vessels or offshore units from Teekay Corporation, Sevan, Remora or third parties; failure by the Partnership to complete the acquisition of the six towing and anchor handling vessels, including the transition of technical and commercial management of the vessels to ALP; potential delays in the commencement of operations of the Petrojarl Knarr FPSO unit; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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